FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

February 11, 2008

Item 3: News Release:

A news release dated and issued on February 11, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Nino Ventures to Drill Irish Licences

Item 5: Full Description of Material Change:

February 11, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to report that it has recently been granted two additional  Prospecting Licences within the Republic of Ireland.  The Company now holds a total of thirteen Prospecting Licences overlying more than 450 square kilometres of the Central Carboniferous Limestone Basin.

Ireland’s Lower Carboniferous limestones host important, very good grade, zinc and lead mineralization including the three mines currently in operation. These mines contribute a substantial proportion of Western Europe’s zinc and lead concentrate requirements.

El Nino has recently received a report from CSA Group Ltd, the Company’s Irish geological consultants, recommending an initial 4400m diamond drill program targeting coincident stratigraphic / structural targets on several of the licences.

The Company is now in the process of finalizing drill collar locations and is negotiating a drill contract with the objective of commencing drilling on or before May.

El Nino President Jean Luc Roy said “We are pleased with our landholding position in this highly prospective base metal area and look forward to our initial drill program, designed to test very specific targets on these licences”.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th  day of February 2008.